Mail Stop 4561

June 22, 2006

Joseph Caffarelli
Corvu Corporation
3400 West 66th Street
Edina, Minnesota 55435

      Re: **Corvu Corporation**
             Form 10-KSB for Fiscal Year Ended June 30, 2005
             Forms 10-QSB for Fiscal Quarters Ended September 30, 2005,
             December 31, 2005 and March 31, 2006
             File No. 000-29299

Dear Mr. Caffarelli:

We have reviewed your response letter dated May 2, 2006 and the above referenced filings and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies, page 21

(A) Revenue Recognition, page 21

1. We note your response to comment number 1 in our letter dated April 12, 2006. We note your statement that "…[you] charge an annual maintenance fee equal to

20% of the software license fee paid." We further note your statement that "…the maintenance contract is annually renewable" in your letter dated February 14, 2006 in response to our letter dated February 1, 2006. Confirm that the maintenance renewal rate charged to the customer is the same as the original annual maintenance fee.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief